UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated November 05, 2021
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
112 Oxford Road
Houghton Estate
Johannesburg, 2198
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F X
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release: ANGLOGOLD ASHANTI APPOINTS LISA ALI AS
CHIEF PEOPLE OFFICER

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)
NEWS RELEASE
AngloGold Ashanti Appoints Lisa Ali as Chief People Officer
(JOHANNESBURG) – PRESS RELEASE – AngloGold Ashanti is pleased to announce the appointment of Lisa Ali as Chief People Officer, effective April 2nd, 2022.

Lisa joins from Newcrest Mining, where she is currently the Chief People and Sustainability Officer.
With over 30 years of experience, most of it in extractive industries, Lisa holds a BSc, with honours in Analytical Chemistry and Biochemistry, as well as an Executive Masters’ Degree in Business
Administration. She has worked in United Kingdom, Latin America, including Brazil, the Middle
East and Australia.

At Newcrest, Lisa led the People, Sustainability, Social Performance, Health, Safety, Environment,
and External / Government Relations functions, developing and implementing strategy for those functions, ensuring integration and the delivery of business objectives.

Before joining Newcrest in 2020, Lisa was Head of Transformation at state-owned Trinidad
Petroleum Holdings Ltd. and its subsidiary companies. Prior to that Lisa held several senior positions, including Vice President of Human Resources and Head of Talent and Learning, at BP
International PLC.

“Lisa brings to AngloGold Ashanti her unique technical background and deep experience in strategic human resources and business transformation, in the multinational extractive sector,”
AngloGold Ashanti Chief Executive Officer Alberto Calderon said. “This is another key addition to our leadership team which remains absolutely focused on ensuring we have the best talent to improve our sustainability and operating performance, cost position and project delivery.”

Lisa will replace Italia Boninelli, an executive consultant overseeing human resources.

ENDS

Johannesburg
5 November 2021
JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media
Chris Nthite
+27 11 637 6388/+27 83 301 2481
cnthite@anglogoldashanti.com
Julie Bain
+27 66 364 0038
jbain@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com

Investors
Sabrina Brockman
+1 646 880 4526/ +1 646 379 2555
sbrockman@anglogoldashanti.com

Yatish Chowthee +27 11 637 6273 / +27 78 364 2080
yrchowthee@anglogoldashanti.com
Fundisa Mgidi +27 11 6376763 / +27 82 821 5322
fmgidi@anglogoldashanti.com

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: November 05, 2021
By: /s/ MML MOKOKA
Name: MML Mokoka
Title: Company Secretary